UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

YANDEX N.V

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

N97284108

(CUSIP Number)

May 18, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. N97284108	Page 2 of 26

1.	Name of reporting person BC & B Holdings B.V.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – The Netherlands
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 12,297,922
	6.	Shared voting power: 0
	7.	Sole dispositive power: 12,297,922
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 12,297,922[1]
10.	Check if the aggregate amount in Row (9) excludes certain shares
11.	Percent of class represented by amount in Row (9): 4.48%[2]
12.	Type of reporting person: CO

[1]	Includes 11,297,637 Class B Shares, each of which may be converted at the option of the holder into one Class A Share. The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights and voting rights. Includes 28,000 Class A shares that are subject to an option that is currently exercisable. The options were granted by Yandex effective on the closing of Yandex’s initial public offering in May 2011, and vest over a four year period. Each Class B Share is entitled to ten votes per share, and each Class A Share is entitled to one vote per share. BC&B Holdings B.V. (“BC&B”) is 100% owned by BC & B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop”). 52.35% of the share capital of BC&B Coop is held by Chouet Nominees Limited (“CHNL”), 23.89% of the share capital of BC&B Coop is held by Baring Vostok Nominees Limited (“BVNL”), 23.76% of the share capital of BC&B Coop is held by Dehus Dolmen Nominees Limited (“DDNL”). Through their ownership of BC&B Coop, therefore, CHNL has the right to control the voting and disposition of 508,996 Class A shares, 14,658 Class A shares that are subject to an option that is currently exercisable and 5,914,369 Class B shares held by BC&B; BVNL has the right to control the voting and disposition of 232,256 Class A shares, 6,689 Class A shares that are subject to an option that is currently exercisable and 2,698,744 Class B shares held by BC&B; and DDNL has the right to control the voting and disposition of 231,033 Class A Shares, 6,653 Class A shares that are subject to an option that is currently exercisable and 2,684,525 Class B shares held by BC&B.
[2]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 3 of 26

1.	Name of reporting person Chouet Nominees Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 6,438,023
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 6,438,023
9.	Aggregate amount beneficially owned by each reporting person: 6,438,023[3]
10.	Check if the aggregate amount in Row (9) excludes certain shares X4
11.	Percent of class represented by amount in Row (9): 2.39%[5]
12.	Type of reporting person: CO

[3]	Shares held of record by BC&B. See footnote 1, above.
[4]	Excludes 5,859,899 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Chouet Nominees Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[5]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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1.	Name of reporting person Baring Vostok Private Equity Fund
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 6,438,023
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 6,438,023
9.	Aggregate amount beneficially owned by each reporting person: 6,438,023[6]
10.	Check if the aggregate amount in Row (9) excludes certain shares X7
11.	Percent of class represented by amount in Row (9): 2.39%[8]
12.	Type of reporting person: PN

[6]	Shares held of record by BC&B. See footnote 1, above.
[7]	Excludes 5,859,899 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Private Equity Fund disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[8]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 5 of 26

1.	Name of reporting person Baring Vostok Fund Managers Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 6,438,023
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 6,438,023
9.	Aggregate amount beneficially owned by each reporting person: 6,438,023[9]
10.	Check if the aggregate amount in Row (9) excludes certain shares X10
11.	Percent of class represented by amount in Row (9): 2.39%[11]
12.	Type of reporting person: CO

[9]	Shares held of record by BC&B. See footnote 1, above.
[10]	Excludes 5,859,899 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund Managers Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[11]	Based on 263,377,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 6 of 26

1.	Name of reporting person Baring Vostok Fund (GP) L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 6,438,023
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 6,438,023
9.	Aggregate amount beneficially owned by each reporting person: 6,438,023[12]
10.	Check if the aggregate amount in Row (9) excludes certain shares X13
11.	Percent of class represented by amount in Row (9): 2.39%[14]
12.	Type of reporting person: PN

[12]	Shares held of record by BC&B. See footnote 1, above.
[13]	Excludes 5,859,899 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund (GP) L.P. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[14]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 7 of 26

1.	Name of reporting person Baring Vostok Nominees Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 2,937,689
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 2,937,689
9.	Aggregate amount beneficially owned by each reporting person: 2,937,689[15]
10.	Check if the aggregate amount in Row (9) excludes certain shares X16
11.	Percent of class represented by amount in Row (9): 1.10%[17]
12.	Type of reporting person: CO

[15]	Shares held of record by BC&B. See footnote 1, above.
[16]	Excludes 9,360,233 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Nominees Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[17]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 8 of 26

1.	Name of reporting person Baring Vostok Private Equity Fund III
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 2,937,689
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 2,937,689
9.	Aggregate amount beneficially owned by each reporting person: 2,937,689[18]
10.	Check if the aggregate amount in Row (9) excludes certain shares X19
11.	Percent of class represented by amount in Row (9): 1.10%[20]
12.	Type of reporting person: PN

[18]	Shares held of record by BC&B. See footnote 1, above.
[19]	Excludes 9,360,233 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Private Equity Fund III disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[20]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 9 of 26

1.	Name of reporting person Baring Vostok Fund III Managers Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 2,937,689
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 2,937,689
9.	Aggregate amount beneficially owned by each reporting person: 2,937,689[21]
10.	Check if the aggregate amount in Row (9) excludes certain shares X22
11.	Percent of class represented by amount in Row (9): 1.10%[23]
12.	Type of reporting person: CO

[21]	Shares held of record by BC&B. See footnote 1, above.
[22]	Excludes 9,360,233 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund III Managers Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[23]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 10 of 26

1.	Name of reporting person Baring Vostok Fund III (GP) L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 2,937,689
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 2,937,689
9.	Aggregate amount beneficially owned by each reporting person: 2,937,689[24]
10.	Check if the aggregate amount in Row (9) excludes certain shares X25
11.	Percent of class represented by amount in Row (9): 1.10%[26]
12.	Type of reporting person: PN

[24]	Shares held of record by BC&B. See footnote 1, above.
[25]	Excludes 9,360,233 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund III (GP) L.P. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[26]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 11 of 26

1.	Name of reporting person Dehus Dolmen Nominees Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power: 0
	6.	Shared voting power: 2,922,211
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 2,922,211
9.	Aggregate amount beneficially owned by each reporting person 2,922,211[27]
10.	Check if the aggregate amount in Row (9) excludes certain shares X28
11.	Percent of class represented by amount in Row 9: 1.10%[29]
12.	Type of reporting person: CO

[27]	Shares held of record by BC&B. See footnote 1, above.
[28]	Excludes 9,375,711 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Dehus Dolmen Nominees Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[29]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 12 of 26

1.	Name of reporting person Baring Vostok Private Equity Fund IV
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power 0
	6.	Shared voting power: 2,922,211
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 2,922,211
9.	Aggregate amount beneficially owned by each reporting person: 2,922,211[30]
10.	Check if the aggregate amount in Row (9) excludes certain shares X31
11.	Percent of class represented by amount in Row (9): 1.10%[32]
12.	Type of reporting person: PN

[30]	Shares held of record by BC&B. See footnote 1, above.
[31]	Excludes 9,375,711 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Private Equity Fund IV disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[32]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 13 of 26

1.	Name of reporting person Baring Vostok Fund IV Managers Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power 0
	6.	Shared voting power: 2,922,211
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 2,922,211
9.	Aggregate amount beneficially owned by each reporting person: 2,922,211[33]
10.	Check if the aggregate amount in Row (9) excludes certain shares X34
11.	Percent of class represented by amount in Row (9): 1.10%[35]
12.	Type of reporting person: CO

[33]	Shares held of record by BC&B. See footnote 1, above.
[34]	Excludes 9,375,711 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund IV Managers Limited disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[35]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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CUSIP No. N97284108	Page 14 of 26

1.	Name of reporting person Baring Vostok Fund IV (GP) L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization – Guernsey
Number of shares beneficially owned by each reporting person	5.	Sole voting power 0
	6.	Shared voting power: 2,922,211
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 2,922,211
9.	Aggregate amount beneficially owned by each reporting person: 2,922,211[36]
10.	Check if the aggregate amount in Row (9) excludes certain shares X37
11.	Percent of class represented by amount in Row (9): 1.10%[38]
12.	Type of reporting person: PN

[36]	Shares held of record by BC&B. See footnote 1, above.
[37]	Excludes 9,375,711 shares of Class A Common Stock beneficially owned by the other Reporting Persons hereto as to which Baring Vostok Fund IV (GP) L.P. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
[38]	Based on 263,337,209 Class A Shares being the outstanding Class A Shares as of April 23, 2015, as disclosed on Yandex’s Report on Form 6-K dated May 6, 2015, plus 28,000 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of such Reporting Person’s Class B Shares held as of the date hereof.

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Explanatory Note:

The Reporting Persons are no longer the beneficial owner of more than 5% of the Class A Shares, as described in Item 5. Consequently, their obligation to file a Schedule 13G has terminated with this filing.

Item 1(b) Address of Issuer’s Principal Executive Offices:

YANDEX N.V.

Item 1(b) Address of Issuer’s Principal Executive Offices:

Schiphol Boulevard 165

1118 BG Schiphol

The Netherlands

Item 2(a) Name of Person Filing:

1) BC & B Holdings B.V.

2) Chouet Nominees Limited

3) Baring Vostok Nominees Limited

4) Dehus Dolmen Nominees Limited

5) Baring Vostok Private Equity Fund

6) Baring Vostok Private Equity Fund III

7) Baring Vostok Private Equity Fund IV

8) Baring Vostok Fund Managers Limited

9) Baring Vostok Fund III Managers Limited

10) Baring Vostok Fund IV Managers Limited

11) Baring Vostok Fund (GP) L.P.

12) Baring Vostok Fund III (GP) L.P.

13) Baring Vostok Fund IV (GP) L.P.

Item 2(b) Address of Principal Business Office:

1) Laan Copes Van Cattenburch 52, The Hague, P7 2585, The Netherlands

2 – 13) 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL

Item 2(c) Citizenship:

1) Dutch

2 – 13) Guernsey

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Item 2(d) Title of Class of Securities:

1) Class A Common Stock

Item 2(e) CUSIP Number: N97284108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership (a) through (c) – See EXHIBIT A

(a) Amount beneficially owned:

See EXHIBIT A

(b) Percent of class:

See EXHIBIT A

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See EXHIBIT A

(ii) Shared power to vote or direct the vote:

See EXHIBIT A

(iii) Sole power to dispose or to direct the disposition:

See EXHIBIT A

(iv) Shared power to dispose or to direct the disposition:

See EXHIBIT A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

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Item 8.	Identification and Classification of Members of the Group.

SEE EXHIBIT B & C

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 22, 2015

BC & B Holdings B.V.

	Signature:	/s/ Holly Nielsen
	By:	Holly Nielsen, Director

Date: May 22, 2015

Chouet Nominees Limited

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Date: May 22, 2015

Baring Vostok Nominees Limited

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Date: May 22, 2015

Dehus Dolmen Nominees Limited

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Date: May 22, 2015

Baring Vostok Private Equity Fund

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Baring Vostok Fund Managers Limited
As General Partner to
Baring Vostok Fund (GP) L.P.
As General Partner

Date: May 22, 2015

Baring Vostok Private Equity Fund III

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

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Baring Vostok Fund III Managers Limited
As General Partner to
Baring Vostok Fund III (GP) L.P.
As General Partner

Date: May 22, 2015

Baring Vostok Private Equity Fund IV

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Baring Vostok Fund IV Managers Limited
As General Partner to
Baring Vostok Fund IV (GP) L.P.
As General Partner

Date: May 22, 2015

Baring Vostok Private Equity Fund (GP) L.P.

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Baring Vostok Fund Managers Limited
As General Partner

Date: May 22, 2015

Baring Vostok Private Equity Fund III (GP) L.P.

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Baring Vostok Fund III Managers Limited
As General Partner

Date: May 22, 2015

Baring Vostok Private Equity Fund IV (GP) L.P.

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Baring Vostok Fund IV Managers Limited
As General Partner

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Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

1.	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2.	Each of them is responsible for the timely filing of such schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate

Date: May 22, 2015

BC & B Holdings B.V.

	Signature:	/s/ Holly Nielsen
	By:	Holly Nielsen, Director

Date May 22, 2015

Chouet Nominees Limited

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Date: May 22, 2015

Baring Vostok Nominees Limited

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Date: May 22, 2015

Dehus Dolmen Nominees Limited

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Date: May 22, 2015

Baring Vostok Private Equity Fund

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

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Baring Vostok Fund Managers Limited
As General Partner to
Baring Vostok Fund (GP) L.P.
As General Partner

Date: May 22, 2015

Baring Vostok Private Equity Fund III

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Baring Vostok Fund III Managers Limited
As General Partner to
Baring Vostok Fund III (GP) L.P.
As General Partner

Date: May 22, 2015

Baring Vostok Private Equity Fund IV

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Baring Vostok Fund IV Managers Limited
As General Partner to
Baring Vostok Fund IV (GP) L.P.
As General Partner

Date: May 22, 2015

Baring Vostok Private Equity Fund (GP) L.P.

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Baring Vostok Fund Managers Limited
As General Partner

Date: May 22, 2015

Baring Vostok Private Equity Fund III (GP) L.P.

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Baring Vostok Fund III Managers Limited
As General Partner

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CUSIP No. N97284108	Page 22 of 26

Date: May 22, 2015

Baring Vostok Private Equity Fund IV (GP) L.P.

	Signature:	/s/ Barry McClay
	By:	Barry McClay, Director

Baring Vostok Fund IV Managers Limited
As General Partner

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CUSIP No. N97284108	Page 23 of 26

EXHIBIT A

Item 4 – Ownership

		Class A Shares
(a)	Amount beneficially owned:
	BC& B Holdings B.V.	12,297,922
	Chouet Nominees Limited	6,438,023
	Baring Vostok Nominees Limited	2,937,689
	Dehus Dolmen Nominees Limited	2,922,211
	Baring Vostok Private Equity Fund	6,438,023
	Baring Vostok Private Equity Fund III	2,937,689
	Baring Vostok Private Equity Fund IV	2,922,211
	Baring Vostok Fund Managers Limited	6,438,023
	Baring Vostok Fund III Managers Limited	2,937,689
	Baring Vostok Fund IV Managers Limited	2,922,211
	Baring Vostok Fund (GP) L.P.	6,438,023
	Baring Vostok Fund III (GP) L.P.	2,937,689
	Baring Vostok Fund IV (GP) L.P.	2,922,211

(b)	Percent of class
	BC& B Holdings B.V.	4.48%
	Chouet Nominees Limited	2.39%
	Baring Vostok Nominees Limited	1.10%
	Dehus Dolmen Nominees Limited	1.10%
	Baring Vostok Private Equity Fund	2.39%
	Baring Vostok Private Equity Fund III	1.10%
	Baring Vostok Private Equity Fund IV	1.10%
	Baring Vostok Fund Managers Limited	2.39%
	Baring Vostok Fund III Managers Limited	1.10%
	Baring Vostok Fund IV Managers Limited	1.10%
	Baring Vostok Fund (GP) L.P.	2.39%
	Baring Vostok Fund III (GP) L.P.	1.10%
	Baring Vostok Fund IV (GP) L.P.	1.10%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:
	BC& B Holdings B.V.	12,297,922
	Chouet Nominees Limited	0
	Baring Vostok Nominees Limited	0
	Dehus Dolmen Nominees Limited	0
	Baring Vostok Private Equity Fund	0
	Baring Vostok Private Equity Fund III	0
	Baring Vostok Private Equity Fund IV	0
	Baring Vostok Fund Managers Limited	0
	Baring Vostok Fund III Managers Limited	0
	Baring Vostok Fund IV Managers Limited	0
	Baring Vostok Fund (GP) L.P.	0
	Baring Vostok Fund III (GP) L.P.	0
	Baring Vostok Fund IV (GP) L.P.	0
	Baring Vostok Manager Holding Limited (Guernsey)	0

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CUSIP No. N97284108	Page 24 of 26

(ii)	Shared power to vote or to direct the vote:
	BC& B Holdings B.V.	0
	Chouet Nominees Limited	6,438,023
	Baring Vostok Nominees Limited	2,937,689
	Dehus Dolmen Nominees Limited	2,922,211
	Baring Vostok Private Equity Fund	6,438,023
	Baring Vostok Private Equity Fund III	2,937,689
	Baring Vostok Private Equity Fund IV	2,922,211
	Baring Vostok Fund Managers Limited	6,438,023
	Baring Vostok Fund III Managers Limited	2,937,689
	Baring Vostok Fund IV Managers Limited	2,922,211
	Baring Vostok Fund (GP) L.P.	6,438,023
	Baring Vostok Fund III (GP) L.P.	2,937,689
	Baring Vostok Fund IV (GP) L.P.	2,922,211

(iii)	Sole power to dispose or to direct the disposition of:
	BC& B Holdings B.V.	12,297,922
	Chouet Nominees Limited	0
	Baring Vostok Nominees Limited	0
	Dehus Dolmen Nominees Limited	0
	Baring Vostok Private Equity Fund	0
	Baring Vostok Private Equity Fund III	0
	Baring Vostok Private Equity Fund IV	0
	Baring Vostok Fund Managers Limited	0
	Baring Vostok Fund III Managers Limited	0
	Baring Vostok Fund IV Managers Limited	0
	Baring Vostok Fund (GP) L.P.	0
	Baring Vostok Fund III (GP) L.P.	0
	Baring Vostok Fund IV (GP) L.P.	0

(iv)	Shared power to dispose or to direct the disposition of:
	BC& B Holdings B.V.	0
	Chouet Nominees Limited	6,438,023
	Baring Vostok Nominees Limited	2,937,689
	Dehus Dolmen Nominees Limited	2,922,211
	Baring Vostok Private Equity Fund	6,438,023
	Baring Vostok Private Equity Fund III	2,937,689
	Baring Vostok Private Equity Fund IV	2,922,211
	Baring Vostok Fund Managers Limited	6,438,023
	Baring Vostok Fund III Managers Limited	2,937,689
	Baring Vostok Fund IV Managers Limited	2,922,211
	Baring Vostok Fund (GP) L.P.	6,438,023
	Baring Vostok Fund III (GP) L.P.	2,937,689
	Baring Vostok Fund IV (GP) L.P.	2,922,211

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CUSIP No. N97284108	Page 25 of 26

EXHIBIT B

Item 8 – Identification and Classification of Group

Consists of 1,000,285 Class A shares and 11,297,637 Class B shares held directly by BC&B Holdings B.V. (“BC&B”). Includes 28,000 Class A shares that are subject to an option that is currently exercisable. BC&B is 100% owned by BC & B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop”). 52.35% of the share capital of BC&B Coop is held by Chouet Nominees Limited (“CHNL”), 23.89% of the share capital of BC&B Coop is held by Baring Vostok Nominees Limited (“BVNL”) and 23.76% of the share capital of BC&B Coop is held by Dehus Dolmen Nominees Limited (“DDNL”). Through their ownership of BC&B Coop, therefore, CHNL has the right to control the voting and disposition of 508,996 Class A shares, 14,658 Class A shares that are subject to an option that is currently exercisable and 5,914,369 Class B shares held by BC&B; BVNL has the right to control the voting and disposition of 232,256 Class A shares, 6,689 Class A shares that are subject to an option that is currently exercisable and 2,698,744 Class B shares held by BC&B; and DDNL has the right to control the voting and disposition of 231,033 Class A Shares, 6,653 Class A shares that are subject to an option that is currently exercisable and 2,684,525 Class B shares held by BC&B.

BVNL, DDNL and CHNL disclaim beneficial ownership of the shares held by BC&B except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

Each of BVNL, DDNL and CHNL may be deemed members of a group with BC&B Coop and BC&B by reason of the relationships described above. Such persons may also be deemed members of a group with each of the other Reporting Persons by reason of the relationships described below. Each of the Reporting Persons disclaims membership in such group and this report shall not be construed as an admission that such persons are members of a group.

CHNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund (“BVPEF”). Baring Vostok Fund Managers Limited (“BVFML”) is the General Partner to Baring Vostok Fund (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEF. Each of BVFML and Baring Vostok Fund (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by CHNL and BVPEF except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

BVNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund III (“BVPEFIII”). Baring Vostok Fund III Managers Limited (“BVFIIIML”) is the General Partner to Baring Vostok Fund III (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIII. Each of BVFIIIML and Baring Vostok Fund III (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by BVNL and BVPEFIII except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

DDNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund IV (“BVPEFIV”). Baring Vostok Fund IV Managers Limited (“BVFIVML”) is the General Partner to Baring Vostok Fund IV (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIV. Each of BVFIVML and Baring Vostok Fund IV (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by DDNL and BVPEFIV except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

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CUSIP No. N97284108	Page 26 of 26

Each of BVFML, BVFIIIML and BVFIVML (together the “General Partners”) are owned by Baring Vostok Manager Holding Limited (Guernsey)(“BVMHL”). BVMHL disclaims beneficial ownership of the shares beneficially owned or deemed beneficially owned by each of the other Reporting Persons except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

Voting and investment power over the investments held by each of the limited partnerships in the Baring Vostok funds is exercised by each fund’s respective General Partner. Baring Vostok Capital Partners Limited, as investment advisor to the Baring Vostok funds, has no voting or investment control over the Baring Vostok funds. The General Partners make decisions based on recommendations of investment committees appointed in respect of BVPEF, BVPEFIII and BVPEFIV. Baring Vostok Capital Partners Limited disclaims beneficial interest in the securities held by the Reporting Persons. The business address of the Baring Vostok funds is c/o Ipes (Guernsey) Limited, 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

BC&B Coop beneficially owns 12,297,922 Class A Shares. Such Class A Shares were previously beneficially owned by Strickland Holdings Limited, a Cyprus registered limited liability company (“Strickland”). BC&B Coop acquired beneficial ownership of such Class A Shares as a result of the acquisition by BC&B Coop from Strickland of 100% of the share capital of BC&B. The acquisition of beneficial ownership of the Class A Shares by BC&B Coop from Strickland was the result of an internal restructuring which did not change the ultimate beneficial ownership of the shares. The beneficial ownership of such Class A Shares by BC&B Coop is not the subject of this Schedule 13G and BC&B Coop is accordingly not included as a Reporting Person. Such beneficial ownership is reported on the Schedule 13D initially filed by BC&B Coop on March 12, 2014, as subsequently amended. Strickland is no longer the beneficial owner of any Class A Shares.